Contact

www.linkedin.com/in/romilpatel1
(LinkedIn)

Top Skills

Data Analysis

Business Development

Financial Analysis

Honors-Awards

THE DERRILL C.ROHLFS SENIOR
DESIGN AWARD

GWIN Undergraduate Research
Fellowship Award

The George C. A. "Gus" Conrades
'90 Distinguished Fellowship

Innovative Task Force Student
Scholarship

Charles C. and M. Bernice Jones
Fellowship

Publications

Design of a Novel 3D Printed
Bioactive Nanocomposite Scaffold
for Improved Osteochondral
Regeneration

Romil Patel

Head of Strategy & Operations
New York, New York, United States

Summary

Romil is head strategy and operations at Erithmitic, a VC-backed
alternative asset manager.

At Erithmitic, Romil leads the strategic planning and execution for
fundraising, product development and company growth initiatives.
Prior to Erithmitic, Romil served as Chief of Staff at Bridgeton
(parent company of Erithmitic), a real estate platform investing,
developing and operating exceptional hospitality/office experiences
and investing in technology ventures that intersect with the physical
world.

Prior to focusing his career in real estate and fintech, Romil was an
early-stage VC investor and startup operator across businesses that
excited him (B2B marketplaces, medical devices, health-tech and
consumer goods)!

Romil graduated from the George Washington University with
a biomedical engineering degree, cum laude, and a Master of
Engineering Management degree from Dartmouth College.

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Experience

Erithmitic

Head of Strategy and Operations
November 2021 - Present (3 years)
New York, New York, United States

Erithmitic is an alternative asset management firm focused on investments in
direct commercial real estate lending, mortgage-backed securities, and other
credit-related assets.

NasaClip

Co-Founder
September 2015 - Present (9 years 2 months)

A consumer medtech startup with the first and only adjustable nosebleed rescue device that provides constant, comfortable, hands-free compression.

BRIDGETON
Chief Of Staff
May 2021 - December 2023 (2 years 8 months)
New York, New York, United States

We strive to reimagine the built world by creating exceptional real estate experiences through our vertically integrated platform. With over 1,000 team members under our various umbrella organizations, we work hard every day to make people's lives better in a meaningful and tangible way. To date, we have executed over $2B in real estate transactions and currently manage over $1B in assets.

W/GOOD CO.
Advisor
April 2020 - March 2021 (1 year)
San Francisco Bay Area

W/GOOD CO. is an invite only wholesale marketplace for collaborating with the world's most authentic brands. Our purpose is to bring commerce forward. Our mission is to reinvent wholesale through collaboration and technology. Our promise is to never fail to keep you in good company.

Rip Van
Manager, Strategy & Operations
January 2019 - January 2020 (1 year 1 month)
New York City Metropolitan Area

Our vision is to disrupt the snack food & confectionary market by building a digital first omni channel ecosystem of better for you snack foods.

Endurance Companies
Senior Associate
February 2017 - January 2019 (2 years)
San Francisco, California, United States

Endurance's primary work is conceiving new ventures with the intention to solve problems important to our broader society. We've done this with 8 companies where a Partner has been CEO. Now, we have begun pursuing this through our Venture Lab, Elephant Island. Endurance also operates an investment office for the Partners and collaborators.

Our most notable companies include Funding Circle (Public: FCH), Collective Medical (Sold, PointClickCare), and Endurance Fitness (sold, MBO); as well as more recent projects Vouch (Series C), Flow (Series A), and Resolve (CF+).

Fletcher Spaght, Inc.
Summer Intern
June 2016 - August 2016 (3 months)
Boston, Massachusetts, United States

Education

Dartmouth College
MEM, Engineering Management · (2015 - 2017)

The George Washington University
BS, Biomedical Engineering · (2011 - 2015)